Exhibit 99.1

Ambow Education Announces Second Quarter 2018 Financial Results

- Net Revenues Increases 19.5% to $22.7 Million -

- Net Income Increases 47.1% to $5.0 Million -

BEIJING, August 30, 2018 -- Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE American: AMBO), a leading national provider of educational and career enhancement services in China, today announced its unaudited financial and operating results for the three-month and six-month periods ended June 30, 2018.

Second Quarter 2018 Financial Highlights

•	Net revenues for the second quarter of 2018 increased by 19.5% to US$22.7 million from US$19.0 million in the same period of 2017. This increase was due primarily to recording US$2.9 million in revenue from Boston-based Bay State College (acquired by Ambow in November 2017), higher student enrollment for the 2017-2018 academic year in the Company’s K-12 schools, and growth of Ambow’s smart office solution business.

•	Gross profit for the second quarter of 2018 was US$10.8 million, compared with US$10.4 million for the same period of 2017. Gross profit margin was 47.6% for the second quarter of 2018, compared with 54.7% in the same period of 2017.

•	Operating expenses in the second quarter of 2018 decreased by 2.9% to US$6.8 million from US$7.0 million for the same period of 2017. Operating expenses as a percentage of net revenues for the quarter decreased to 30.0% from 36.8% in the same period of 2017, primarily due to stringent cost controls.

•	Net income attributable to ordinary shareholders for the second quarter of 2018 was US$5.0 million, or US$0.13 per basic and US$0.12 per diluted share, representing a 47.1% increase from a net income of US$3.4 million, or US$0.09 per basic and diluted share, in the second quarter of 2017.

•	As of June 30, 2018, Ambow maintained strong cash resources of US$58.2 million, comprising cash and cash equivalents of US$31.5 million, short-term investments of US$26.3 million, and restricted cash of US$0.4 million.

First Six Months 2018 Financial Highlights

•	Net revenues for the first six months of 2018 increased by 27.1% to US$38.5 million from US$30.3 million in the first six months of 2017, due primarily to recording US$6.5 million in revenue from Boston-based Bay State College, higher student enrollment for the 2017-2018 academic year in the Company’s K-12 schools, and growth of Ambow’s smart office solution business.

•	Gross profit for the first six months of 2018 increased by 13.4% to US$16.1 million from US$14.2 million in the first six months of 2017. Gross profit margin was 41.8%, compared with 46.9% in the same period of 2017.

•	Operating expenses for the first six months of 2018 was US$13.5 million, relatively flat compared with US$13.6 million in the first six months of 2017. Operating expenses as a percentage of net revenues for the period decreased to 35.1% from 44.9% in the same period of 2017, primarily due to stringent cost controls.

•	Net income attributable to ordinary shareholders for the first six months was US$4.0 million, or US$0.10 per basic and diluted share, representing a 263.6% increase from a net income of US$1.1 million, or US$0.03 per basic and diluted share, in the first six months of 2017.

“We are pleased with our solid financial results for the second quarter as we continue to streamline our business,” said Dr. Jin Huang, Ambow’s Chief Executive Officer. “Ambow’s college and corporate partnerships and curriculum offerings continue to expand, allowing us to add more desirable technology programs and training courses to meet the demand fueled by China’s booming IT and technology-driven economy. In addition to the robust results for this quarter, we have successfully returned to a national securities exchange with our listing on the NYSE American, which has renewed the recognition of Ambow’s core value and the strength of our business model.”

“As we announced earlier, we have brought a strong management team to Bay State College, and we expect our new team to accelerate the progress of our curriculum offerings, which are tailored to provide dual China and U.S. diplomas for the 2019 fall semester. We are confident that Ambow and Bay State are well-positioned to capitalize on the growing interest among the large base of Chinese students who want to obtain a U.S. university degree. Through Bay State we are establishing a new business model for expanding the cooperation between China and U.S. colleges and servicing the growing demand for studying abroad.”

Ambow will participate in the upcoming BMO Capital Markets 18th Annual Back to School Conference to be held at the New York InterContinental Barclay Hotel. The Company will present at 2:30 PM ET on Thursday, September 13, 2018. Management will also host one-on-one meetings with investors throughout the conference.

The Company's second quarter 2018 performance can also be found on its Form 6-K filing at www.sec.gov.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all amounts translated from RMB to U.S. dollars for the second quarter and the first half of 2018 are based on the effective exchange rate of 6.6171 as of June 29, 2018; all amounts translated from RMB to U.S. dollars for the second quarter and the first half of 2017 are based on the effective exchange rate of 6.7793 as of June 30, 2017. The exchange rates were according to the middle rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Follow us on Twitter: @Ambow_Education

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook and quotations from management in this announcement, as well as Ambow’s strategic and operational plans, contain forward-looking statements. Ambow may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Ambow undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Ambow Education Holding Ltd.

Tel: +86-10-6206-8000

The Piacente Group | Investor Relations

Tel: +1 212-481-2050 or +86 10-5730-6200

Email: ambow@tpg-ir.com

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of June 30,		As of December 31,
	2018		2017
	US$	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	31,464	208,201	195,303
Restricted cash	355	2,350	2,350
Short term investments, available for sale	2,602	17,219	128,042
Short term investments, held to maturity	23,726	157,000	93,000
Accounts receivable, net	3,238	21,424	24,511
Prepaid and other current assets, net	21,454	141,960	129,517
Loan receivable, current	6,450	42,677	-
Total current assets	89,289	590,831	572,723
Non-current assets:
Property and equipment, net	24,652	163,127	168,423
Land use rights, net	276	1,826	1,848
Intangible assets, net	14,279	94,486	96,769
Goodwill	11,057	73,166	73,166
Deferred tax assets, net	1,850	12,242	8,222
Long-term loan receivables	-	-	42,677
Other non-current assets, net	1,879	12,432	13,592

Total non-current assets	53,993	357,279	404,697

Total assets	143,282	948,110	977,420

LIABILITIES
Current liabilities:
Deferred revenue *	15,660	103,623	114,396
Accounts payable *	2,383	15,779	23,414
Accrued and other liabilities *	50,562	334,576	418,998
Borrow from third party, current *	6,000	39,700	-
Income taxes payable *	31,078	205,643	202,314
Amounts due to related parties *	518	3,430	3,430
Total current liabilities	106,201	702,751	762,552
Non-current liabilities:
Long-term borrowings from third party	-	-	39,205
Consideration payable for acquisitions	1,023	6,766	6,766
Other non-current liabilities	263	1,741	2,938

Total non-current liabilities	1,286	8,507	48,909

Total liabilities	107,487	711,258	811,461

EQUITY
Preferred shares
(US$ 0.003 par value;1,666,667 shares authorized, nil issued and outstanding as of June 30, 2018 and December 31, 2017)	-	-	-
Class A Ordinary shares
(US$0.003 par value; 66,666,667 and 66,666,667 shares authorized, 34,206,939 and 38,407,313 shares issued and outstanding as of December 31, 2017 and June 30, 2018, respectively)	109	721	640
Class C Ordinary shares
(US$0.003 par value; 8,333,333 and 8,333,333 shares authorized, 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2017 and June 30, 2018, respectively)	14	90	90
Additional paid-in capital	529,079	3,500,968	3,456,307
Statutory reserve	3,028	20,036	20,036
Accumulated deficit	(497,267)	(3,290,465)	(3,316,715)
Accumulated other comprehensive income	1,324	8,762	6,876
Total Ambow Education Holding Ltd.’s equity	36,287	240,112	167,234
Non-controlling interests	(492)	(3,260)	(1,275)
Total equity	35,795	236,852	165,959
Total liabilities and equity	143,282	948,110	977,420

*  All of the VIE's assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company's general assets.

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,			For the three months ended June 30,
	2018	2018	2017	2018	2018	2017
	US$	RMB	RMB	US$	RMB	RMB

NET REVENUES
Educational program and services	37,660	249,202	205,379	22,335	147,791	128,629
Intelligent program and services	874	5,783	-	365	2,415	-
Total net revenues	38,534	254,985	205,379	22,700	150,206	128,629
COST OF REVENUES
Educational program and services	(21,802)	(144,268)	(109,120)	(11,514)	(76,192)	(58,325)
Intelligent program and services	(593)	(3,922)	-	(377)	(2,496)	-
Total cost of revenues	(22,395)	(148,190)	(109,120)	(11,891)	(78,688)	(58,325)

GROSS PROFIT	16,139	106,795	96,259	10,809	71,518	70,304
Operating expenses:
Selling and marketing	(2,906)	(19,227)	(19,190)	(1,363)	(9,022)	(8,973)
General and administrative	(10,451)	(69,155)	(70,341)	(5,420)	(35,863)	(36,695)
Research and development	(125)	(827)	(2,712)	(58)	(384)	(1,453)
Total operating expenses	(13,482)	(89,209)	(92,243)	(6,841)	(45,269)	(47,121)

OPERATING INCOME	2,657	17,586	4,016	3,968	26,249	23,183

OTHER INCOME (EXPENSES)
Interest income	556	3,676	2,743	240	1,586	1,711
Foreign exchange gain, net	20	135	1	18	121	4
Other income (loss), net	140	925	(909)	107	711	(920)
Gain on cancellation of subsidiaries	487	3,220	-	64	423	-
Gain on sale of investment available for sale	73	484	4,569	28	186	463
Total other income	1,276	8,440	6,404	457	3,027	1,258
INCOME BEFORE INCOME TAX AND NON-CONTROLLING INTEREST	3,933	26,026	10,420	4,425	29,276	24,441
Income tax benefit (expense)	26	174	(4,009)	588	3,893	(2,042)

NET INCOME	3,959	26,200	6,411	5,013	33,169	22,399
Less: Net (loss) attributable to non-controlling interest	(8)	(50)	(1,112)	(22)	(143)	(544)

NET INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	3,967	26,250	7,523	5,035	33,312	22,943

NET INCOME	3,959	26,200	6,411	5,013	33,169	22,399

OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign currency translation adjustments	265	1,753	296	(230)	(1,523)	483
Unrealized gains on short term investments
Unrealized holding gains arising during period	57	380	751	26	173	396
Less: reclassification adjustment for gains included in net income	37	247	2,640	16	104	141
Other comprehensive income (loss)	285	1,886	(1,593)	(220)	(1,454)	738

TOTAL COMPREHENSIVE INCOME	4,244	28,086	4,818	4,793	31,715	23,137

Net income per share - basic	0.10	0.67	0.19	0.13	0.83	0.59

Net income per share - diluted	0.10	0.66	0.19	0.12	0.83	0.58

Weighted average shares used in calculating basic net income per share	39,464,021	39,464,021	38,772,667	39,996,374	39,996,374	38,815,802

Weighted average shares used in calculating diluted net income per share	39,805,975	39,805,975	39,312,231	40,324,108	40,324,108	39,311,705